CHINA FRUITS CORP.
Fu Xi Technology & Industry Park, Nan Feng County
Jiang Xi Province, P. R. China
Tel: 86794-3266673
Fax: 86794-3266578

August 6, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

ATTN:    Tia Jenkins
Senior Assistant Chief Accountant

Re:       China Fruits Corporation,
Form 10-K/A for Fiscal Year Ended
December 31, 2007
Filed July 11, 2008
File No. 000-22373

Gentlemen:

Thank you for your comment letter dated July 25, 2008 (the “Comment Letter”), with respect to the above-captioned Amendment to Annual Report.  We have filed Amendment No. 2 to Annual Report (the “Report”) of China Fruits Corp, Inc. (“China Fruits”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

We acknowledge that:

• We are responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 15

1.
It appears that the report of the independent accountant should present a dual date to reflect the revisions that were made to footnotes four and thirteen in accordance with the guidance in AU Section 530. Please revise the report accordingly or provide a detailed discussion as to why the auditors do not believe the dual-dating is required.

Response 1:

A dual date has been presented to the audit report to reflect the revisions that were made to footnotes four and thirteen in accordance with the guidance in AU Section 530.

Consolidated Statements of Stockholder’s Equity, page 19

2.
We note that your response to our prior comment two indicates that the $(1,000,229) entry and the $998,000 entry to additional paid in capital to record the reverse merger are meant to reflect that China Fruits Corporation (“China Fruits”- formerly Diversified Financial Resources) had $0 net assets prior to the recapitalization. This appears to be inconsistent with the Form 10-Q for the three months ended March 31, 2006 for China Fruits which states that the net assets were $(1,700,781). In addition, the $998,000 entry appears to relate to a transaction that occurred on June 26, 2006 for the issuance of 2,000,000 shares of common stock for the settlement of a $1,000,000 outstanding liability and does not appear to be related to the merger transaction. Please clarify or advise.

Response 2:

Pursuant to the Plan of Exchange, dated April 1, 2006, which was originally attached to Form 8-K filed with SEC on April 3, 2006, and the Stock Purchase Agreement, dated June 2, 2006, which was attached to the Form 8-K filed with SEC on June 12, 2006, the former majority shareholder of CHFR and CHFR (formerly Diversified Financial Resources Corp.) agreed to settle all liabilities to complete the exchange transactions with the new shareholders of CHFR upon its recapitalization. The settlements included the stock issuance of 2,000,000 shares of common stock to settle the outstanding liabilities of $1,000,000 and spin off the subsidiaries of CHFR. Accordingly, the net liabilities of $1,700,781 as of March 31, 2006 were not transferred to CHFR after the reverse merger.

Notes to Consolidated Financial Statements

Note 12- Capital Transactions, page 23

3.
We note your response to our prior comment seven which states that you recorded the difference between the liability settled and the fair value of the common stock issued to additional paid in capital. It appears from the disclosure on page 18 that the difference recorded to additional paid in capital was $998,000 which is inconsistent with the fair value of the stock of $3.26 million (i.e. calculate as the two million shares issued multiplied by your stock price of $1.63 per share on the day of settlement, June 26, 2006). Please clarify or advise.

Response 3:

On the day of the issuance of the 2,000,000 shares, there was no volume in the market for the stock of CHFR. The stock price of $1.63 per share was the result from the 12.5:1 reverse stock split. Therefore, we did not think $3.26 million should be considered as the fair value of the stock. We considered $1,000,000 as the fair value of the 2,000,000 shares pursuant to the settle agreement, dated June 1, 2006, between the Company and the creditor, which was attached to Form 8-K as Exhibit 10.3 filed with SEC on June 2, 2006.

Accordingly, the calculation of the difference recorded to additional paid in capital of $998,000 is as below:

Dr.       Note payable            1,000,000
          Cr.             Common stock at par value            2,000
               Additional paid in capital              988,000

We believe that the fair value of this share based payment is more reliably measured by the consideration received and liabilities incurred as note payable than the fair value of equity instruments issued.

4.
In connection with the previous comment, your response indicates that the impact of this transaction was eliminated in conjunction with recording the recapitalization. However, it appears that this transaction occurred on June 26, 2006 which was after the date the recapitalization was consummated. Please advise.

Response 4:

The settlement of the outstanding note payable of $1,000,000 was one of the conditions to complete the exchange transactions with the new shareholders of CHFR, therefore, this transaction should be considered as part of recapitalization even though the 2,000,000 shares were not issued until June 26, 2006 due to the administrative delay.

Note 13- Stock Based Compensation, page 23

5.
We note your response to our prior comment eight. Your response states that the two consulting contracts entered into during 2006 provide for a sufficiently large disincentive for non-performance and your analysis under EITF 96-18. Please note that EITF 96-18 states that neither the forfeiture of the equity instruments granted nor the ability to sue for non-performance represent a sufficiently large disincentive to ensure performance.

Response 5:

When we entered into the agreements with our service providers, we have reviewed the terms and conditions in the agreements and consulted with our US attorney about the termination or damages from any non-performance to protect our right and interest. The sections below are highlighted from the two consulting contracts regarding the disincentive for non-performance.

WEBSITE CONSTRUCTION SERVICE AGREEMENT

A. TERMINATION WITHOUT CAUSE
Either party may terminate this Agreement without cause in whole or in part at any time by giving the counterpart thirty days' written notice. At the end of that notice period, the Contractor must have discontinued all work and services and will have delivered to the Company all records, drawings, plans, and other completed or partially completed data. These documents will become and remain the property of the Company.

B. TERMINATION WITH CAUSE
Notwithstanding any other provision of this Agreement, in the event of any breach by one party, then: (A) the counterpart shall have the right to terminate this Agreement immediately, and after any such termination, shall have no further obligation to the counterpart hereunder; and (B) the Company shall have the right to require the Contractor to surrender all shares of the Company Stock issued to the Contractor pursuant to this Agreement.

CONSULTING SERVICES AGREEMENT

IX. Indemnification.
Consultant will protect, defend, indemnify and hold harmless Contractor and its assigns and attorneys, accountants, employees, officers and directors harmless from and against all losses, liabilities, damages, judgments, claims, counterclaims, demands, actions, proceedings, costs and expenses (including reasonable attorneys' fees) of every kind and character resulting from, relating to or arising out of (a) the inaccuracy, non-fulfillment or breach of any representation, warranty, covenant or agreement made by Consultant; or (b) any legal action, including any counterclaim, based on any representation, warranty, covenant or agreement made by Consultant herein o r (c) gross negligence or willful misconduct by Consultant

6.	In connection with the previous comment, please provide us with a courtesy copy of both of the consulting contracts entered into during 2006.

Response 6:

We have attached both of the consulting contracts aforementioned to the amendment to the Annual Report as Exhibit 10.1 and 10.2, respectively.

Item 8A (T) - Controls and Procedures, page 24

7.
We note your response to our prior comment nine, but we did not find the noted revision in our review of you amended filing. As such, the comment will be reissued. Please revise to disclose the framework used to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308T of Regulation S-K.

Response 7:

We have revised our filing to disclose that we use the COSO framework for evaluating the effectiveness of internal controls over financial reporting.

Other Exchange Act Filing

8.	Please revise your Exchange Act filings, as necessary, to reflect changes resulting from the comments above.

Response 8:

We have revised Form 10-K/A for the year ended December 31, 2007 to reflect changes resulting from the comments above.

If you have any further questions or comments, please feel free to contact us.

Sincerely,

/s/ Chen, Quan Long
Chen, Quan Long
Chief Executive Officer

/s/ Wang, Zhi Xiong
Wang, Zhi Xiong
Chief Financial Officer